UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 12, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 12TH, 2022

DATE, TIME AND PLACE: December 12th, 2022, at 12.20 p.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Adrian Calaza, Alberto Mario Griselli, Claudio Giovanni Ezio Ongaro, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves and Michela Mossini, either in person or by means of audio or videoconference, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws. Justified absence of Messrs. Elisabetta Paola Romano and Michele Valensise.

BOARD: Mr. Nicandro Durante – Chairman; and Mrs. Fabiane Reschke – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Environmental, Social & Governance Committee; (2) To acknowledge on the activities carried out by the Statutory Audit Committee; (3) To acknowledge on the activities carried out by the Control and Risks Committee; (4) To resolve on the amendment proposal to the Policy for Disclosure and Use of Information and Trading of Company Securities; (5) To resolve on the payment proposal of the Company’s interest on shareholders’ equity (“JSCP”); (6) To acknowledge on the Industrial Plan and to resolve on the Company’s budget for the year of 2023; (7) To resolve on the Company’s Strategic Projects; (8) To resolve on the agreements for the supply of services between the Company and Cozani RJ Infraestrutura e Redes de Telecomunicações S.A.; (9) To resolve on the agreement for the supply of services between the Company and IHS Fiber Brasil – Cessão de Infraestruturas Ltda.; (10) To acknowledge on the status of the Adjustment of Conduct Term between the Company and ANATEL – National Agency of Telecommunications; (11) To resolve on the Statutory Audit Committee’s budget for the year of 2023; (12) To acknowledge on the Corporate Calendar for the year of 2023; and (13) To resolve on the Company’s Board of Directors’ Work Plan for 2023.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Environmental, Social & Governance Committee (“CESG”) at its meeting held on December 12th, 2022, as per Mr. Nicandro Durante’s report, Chairman of the CESG.

(2) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meeting held on December 12th, 2022, as per Mr. Gesner José de Oliveira Filho’s report, Coordinator of the CAE.

(3) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on December 12th, 2022, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR.

(4) Approved the amendment proposal of the Policy for Disclosure and Use of Information and Trading of Company Securities, according to the proposal presented.

(5) Approved based on the Section 46, 3rd paragraph, of the Company’s By-laws, and on the favorable opinion of the Fiscal Council, the distribution of R$455,000.000.00 (four hundred and fifty-five million reais) as Interest on Shareholders’ Equity ("IE"), at R$0.187955005 (zero, point, one, eight, seven, nine, five, five, zero, zero, five cents) of gross value per share. The payment will be made by January 24th, 2023, without the application of any monetary restatement index, considering the date of December 21st, 2022 as the date for identification of shareholders entitled to receive such values. Therefore, the shares acquired after said date will be traded ex-direito of IE distribution. The withholding of Income Tax will be of 15% (fifteen percent) on the occasion of the credit of the IE, except for the shareholders who have differentiated taxation or who are exempt from said taxation. The gross amount per share may be modified due to the variation in the number of treasury shares, in order to comply with the Company's Long-Term Incentive Plan.

(6) Acknowledged on the general conditions of the Company’s Industrial Plan for the years of 2023-2025 and approved the budget guidelines of the Company, to be used for the year of 2023.

(7) The Board Members acknowledged on the advances in implementation and ongoing negotiation related to the creation of a 5G connectivity fund aimed at expanding the Company's value proposition. After the clarifications and discussions, the Board Members resolved and authorized the Company's Officers and/or attorneys-in-fact to negotiate and enter into terms, agreements, contracts, documents and everything else that may be necessary, in the terms and conditions of the support material which is filed at the Company's head office.

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(8) Approved the terms and conditions of the agreements for the supply of services between the Company and Cozani RJ Infraestrutura e Redes de Telecomunicações S.A., according to the support material which is filed at the Company's head office.

(9) Approved the terms and conditions of the agreement for the supply of services between the Company and IHS Fiber Brasil – Cessão de Infraestruturas Ltda., according to the support material which is filed at the Company's head office.

(10) Acknowledged on the compliance with certain obligations derived from the Adjustment of Conduct Term nº 1/2020 – TAC, executed between the Company and the National Agency of Telecommunications – ANATEL, considering the topics related to the 1st year still under evaluation by the regulatory body and the completeness and conclusion of the 2nd year of execution, as well as the 1st quarter of the 3rd year, under the terms and conditions approved by this Board at its meeting held on June 19th, 2020.

(11) As provided by CVM Resolution nº 23/2021 and the Internal Rules of the CAE, approved the budget allocation of the Statutory Audit Committee of the Company for the year of 2023, exclusively intended for the purpose of consultations, evaluations and investigations within the scope of its activities, including the hiring and use of independent external experts.

(12) Acknowledged on the proposal for the Company's Calendar of Corporate Events for the year of 2023.

(13) Approved the Company’s Board of Directors’ Work Plan for the year of 2023.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), December 12th, 2022.

FABIANE RESCHKE

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: December 12, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer